UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Purchase Agreement for LDK Anhui

We, LDK Solar Co., Ltd., have announced that we have signed a purchase agreement with Shanghai Qianjiang Group, pursuant to which Shanghai Qianjiang Group agrees to purchase from us all shares of LDK Anhui, located in Hefei City, for approximately RMB25 million. According to the terms of the agreement, Shanghai Qianjiang Group will release the guarantee that we provided to LDK Anhui and its subsidiaries within 12 months, and compensate us for any loss associated with such guarantee, prior to its release. As of September 30, 2012, consolidated negative net assets of LDK Anhui totaled approximately $54 million and the total bank borrowings of LDK Anhui and its subsidiaries totaled approximately $485 million, representing a consolidated asset-to-liability ratio of 107%. We anticipate that the divestiture of LDK Anhui will increase our pro forma consolidated net assets by $58 million as well as decrease our pro forma consolidated asset-to-liability ratio by approximately 1.8%.

Our press release issued on January 2, 2013 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 3, 2013

Exhibit 99.1

LDK Solar Announces Purchase Agreement for LDK Anhui

XINYU CITY, China and SUNNYVALE, Calif., January 2, 2013 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it has signed a purchase agreement with Shanghai Qianjiang Group in which Qianjiang Group has agreed to purchase all shares of LDK Anhui, located in Hefei City, for approximately RMB 25 million. According to the terms of the agreement, Qianjiang Group will release the guarantee LDK Solar provided to LDK Anhui and its subsidiaries within 12 months, as well as compensate LDK Solar for any loss associated with such guarantee, prior to its release.

As of September 30, 2012, LDK Anhui carried consolidated negative net assets of approximately USD 54 million and as of September 30, 2012, total bank borrowings of LDK Anhui and its subsidiaries totaled approximately USD 485 million, with a consolidated asset-to-liability ratio of 107%. LDK Solar anticipates that the divestiture of LDK Anhui will increase LDK Solar’s pro forma consolidated net assets by USD 58 million as well as decrease LDK Solar’s pro forma consolidated asset-to-liability ratio by approximately 1.8%.

“We are pleased to reach this purchase agreement with Shanghai Qianjiang Group for LDK Anhui,” stated Xingxue Tong, President and CEO of LDK Solar. “This agreement marks continued progress on our plan to improve LDK Solar’s liquidity and working capital.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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